Exhibit 2

Nissin Information

May 6, 2004

     (The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)

1.     The financial results for the fiscal year ended March 31, 2004

     The Japanese economy experienced a partial recovery, reflected in the growth in major corporate earnings and improvements in the bankruptcy trend. However, the economy remains unstable due to tough employment conditions and poor levels of personal consumption.
     Given this business environment, we focused our efforts on realizing our goal of becoming a “Total Financial Solutions” company through creation of new credit businesses for (owners of) SMEs. In addition, we continue to tighten our screening standard with a view to improving future profitability.
     Promoting our “financial OEM strategy”, in this fiscal year, we opened new market channels such as through the commencement of agent services for Shinsei Business Finance and business tie-ups with Gulliver International Co., Ltd. and usen Corp. On the other hand, we improved our financial services for (owners of) SMEs through our subsidiaries’ which began providing leasing services, guarantees of account receivables, and rent guarantees.

     Our business results as of and for the fiscal year ended March 31, 2004 are summarized in the tables below.
     For details please refer to the condensed statements of consolidated financial results for the year ended March 31, 2004 and the Analyst Guide for May 2004.

          Consolidated Operating Results

	(Unit : million yen)
	03/03	04/03	YoY

Operating revenues	45,601	45,693	+0.2%
Operating income	11,041	11,559	+4.7%
Ordinary income	10,714	11,112	+3.7%
Net income	5,209	6,186	+18.7%

NISSIN CO., LTD • 163-1525 SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
I R homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-5099, E-mail: info-ir@nissin-f.co.jp

Nissin Information

     Loans receivable

	(Unit : million yen)
	03/3	04/3	YoY
Total consumer loans	40,938	35,604	-13.0%
Consumer loans	31,300	25,078	-19.9%
VIP loans	9,638	10,525	+9.2%
Wide loans	62,767	55,686	-11.3%
Loans to small business owners	69,953	73,811	+5.5%
Small business owner loans	52,651	55,152	+4.8%
Business Timely loans	17,302	18,658	+7.8%
Secured loans	1,449	9,942	+586.1%
Notes receivable	15	396	+2486.6%
Total loans receivable	175,123	175,440	+0.2%

* Bankrupt and delinquent loans receivable are not included in the total balance of loans receivable.

2.     Stock acquisition of WEBCASHING.COM CO., LTD.

     We have agreed with livedoor Co., Ltd. (“livedoor”) to purchase from livedoor shares of WEBCASHING.COM CO., LTD. (“webcashing.com”), a fully owned subsidiary of livedoor, and to work together with livedoor to develop various business opportunities for webcashing.com.

     Our investment in webcashing.com pursuant to this agreement will combine Nissin’s know-how of the credit market for (owners of) SMEs with the various infrastructure, including networks, that livedoor operates. Through webcashing.com, the two companies will be able to provide B-to-B financial services and various financial products to meet the needs of existing and new commercial customers.

     (For details please refer to the press release for March 31, 2004)

NISSIN CO., LTD • 163-1525 SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
I R homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-5099, E-mail: info-ir@nissin-f.co.jp